BD

SECURITIES AND EXCHANGE COMMISSION 04017301
Washington, D.C. 20549

PROCESSED MAR 25 2004 THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John F. Kennedy Blvd., Suite 400
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony J. Boccella 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd.
(Name – *if individual, state last, first, middle name*)

2901 Jolly Road (Address) Plymouth Meeting (City) PA (State) 19462 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2004 WASH. D.C. 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Patrick Lubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
Leah L. Edwards, Notary Public
City of Philadelphia, County of Philadelphia
My Commission Expires June 3, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL BROKERS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

REGIONAL BROKERS, INC.

TABLE OF CONTENTS

elko & Associates Ltd

Albert L. Elko
Michael J. Reinking
Joseph J. Glowacki
Robert G. Morlock
Marc R. Simmons
Michael Pozielli
Gregory D. Stratoti
Leonard V. Santivasi
John J. Nihill
Richard J. Thomas

A member of The elko Advisory Group LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, cash flows and supplementary information for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information accompanying the financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule I is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elko & Associates Ltd

January 14, 2004

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
2901 Jolly Road • Plymouth Meeting, PA 19462 • 610-279-9100 • Fax: 610-279-7100
608 North Broad Street, Suite 310 • Woodbury, NJ 08096 • 856-845-6660 • Fax: 856-845-7184

REGIONAL BROKERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2003	DECEMBER 31, 2002
ASSETS		
Cash	$ 514,649	$ 302,890
Marketable securities	2,363	-
Commissions receivable - clearing broker	110,771	162,631
Receivables - officer and employees	122,529	113,693
Prepaid expenses	30,575	19,984
Furniture and equipment - net of accumulated depreciation of $47,850 and $96,033	38,448	22,307
Long-term investments	20,100	23,350
Security deposits	451	362
TOTAL ASSETS	$ 839,886	$ 645,217
LIABILITIES		
Accounts payable	$ 30,771	$ 28,813
Accrued expenses	376	520
Total Liabilities	31,147	29,333
STOCKHOLDERS' EQUITY		
Common Stock - no par value; stated value $500 per share, 10,000 shares authorized, 1,015 shares issued and outstanding	507,500	507,500
Additional Paid-In Capital	10,031	10,031
Retained Earnings	291,208	98,353
Total Stockholders' Equity	808,739	615,884
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 839,886	$ 645,217

REGIONAL BROKERS, INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31,	
	2003	2002
COMMISSION INCOME	$ 3,411,837	$ 3,197,266
OPERATING EXPENSES		
Clearance fees	211,545	197,559
Salaries	1,918,776	1,940,883
Payroll taxes	113,961	98,871
Employee benefits	171,173	125,749
Telephone	66,421	70,131
Insurance	1,318	2,085
Trading software expense	66,393	58,185
Total Operating Expenses	2,549,587	2,493,463
GENERAL AND ADMINISTRATIVE EXPENSES	594,371	610,005
INCOME FROM OPERATIONS	267,879	93,798
OTHER INCOME (EXPENSE)		
Interest Income	5,698	8,791
Loss on disposal of fixed assets	(3,709)	-
Unrealized loss on investments	(888)	-
Investment gain	-	1,426
Total Other Income (Expense)	1,101	10,217
NET INCOME	$ 268,980	$ 104,015

REGIONAL BROKERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
BALANCE - JANUARY 1, 2002	$ 505,000	$ 7,531	$ 95,838	(7,000)	$ 601,369
SALE OF 7 SHARES OF TREASURY STOCK	2,500	2,500	-	7,000	12,000
NET INCOME	-	-	104,015	-	104,015
DISTRIBUTIONS TO STOCKHOLDERS	-	-	(101,500)	-	(101,500)
BALANCE - DECEMBER 31, 2002	507,500	10,031	98,353	-	615,884
NET INCOME	-	-	268,980	-	268,980
DISTRIBUTIONS TO STOCKHOLDERS	-	-	(76,125)	-	(76,125)
BALANCE - DECEMBER 31, 2003	$ 507,500	$ 10,031	$ 291,208	$ -	$ 808,739

REGIONAL BROKERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 268,980	$ 104,015
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	14,382	18,079
Loss on disposal of fixed assets	3,709	-
Unrealized loss on investments	888	-
(Increase) decrease in assets		
Commissions receivable - clearing broker	51,860	20,936
Prepaid expenses	(10,591)	(1,721)
Security deposits	(89)	(182)
Increase (decrease) in liabilities		
Accounts payable	1,957	(15,539)
Accrued expenses	(144)	(125)
Net Cash Provided by Operating Activities	330,952	125,463
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(34,232)	(27,652)
Receivables - officer and employees	(8,836)	48,182
Purchase of marketable securities	-	(84,381)
Net Cash Used in Investing Activities	(43,068)	(63,851)
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of treasury stock	-	12,000
Distributions to stockholders	(76,125)	(101,500)
Net Cash Used in Financing Activities	(76,125)	(89,500)
NET INCREASE (DECREASE) IN CASH	211,759	(27,888)
CASH - BEGINNING OF YEAR	302,890	330,778
CASH - END OF YEAR	$ 514,649	$ 302,890

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE A - Summary of Significant Accounting Policies

Business Activity - Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on their own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The Company maintains its records on the accrual basis of accounting.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made in these statements.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Office equipment	5
Furniture and fixtures	5 - 7
Computer equipment	3 - 5

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs - The Company expenses advertising costs as incurred. Advertising costs were $4,674 and $5,650 for the years ended December 31, 2003 and 2002, respectively.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE B - Marketable Securities

A summary of aggregate fair value and other information by security type at the current balance sheet date is as follows:

	Cost	Net Unrealized Loss	Fair Market Value
December 31, 2003			
Common Stock	$3,251	$(888)	$2,363

NOTE C - Furniture and Equipment

Furniture and equipment are summarized by major classifications as follows at December 31:

	2003	2002
Furniture and fixtures	$ 34,920	$ 55,109
Office equipment	10,647	10,647
Computer equipment	40,731	52,584
Total	86,298	118,340
Accumulated depreciation	47,850	96,033
Total Furniture and Equipment	$ 38,448	$ 22,307

NOTE D - Line of Credit

The Company has a $200,000 line of credit agreement with a bank. The credit agreement expires June 30, 2004, and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the prime rate plus 0.5% (4.5% at December 31, 2003).

There were no borrowings under the line of credit agreement at December 31, 2003 and 2002.

The line of credit has the following financial covenants which are required to be maintained throughout the term of the line

- Minimum net worth of $500,000
- Debt to worth ratio not to exceed 0.75

The Company met these covenants for the year ended December 31, 2003 .

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE E - Long-Term Investments

Long-term investments consist of common stock subscriptions and warrants in a company. The warrants entitle the holder to purchase four shares of common stock equally over a four-year period beginning in June 2002. The subscriptions and warrants are classified as long-term investments until the common stock is issued. In January 2003, the common stock was issued and the Company transferred the common stock subscription to marketable securities.

The Company did not exercise any warrants during the year ended December 31, 2003 At December 31, 2003 and 2002 , long-term investments consist of the following:

	2003	2002
Warrants	$ 20,100	$ 20,100
Common stock subscriptions	-	3,250
Total	$ 20,100	$ 23,350

NOTE F - Treasury Stock

In January 2002, the Company sold 7 shares of treasury stock for $12,000.

NOTE G - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space, which expires in October 2007. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13. Rent expense for the years ended December 31, 2003 and 2002 was $72,742 and $69,973, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

2004	$ 71,225
2005	73,599
2006	75,634
2007	64,442
Total	$ 284,900

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE H - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2003 and 2002, the Company's "Aggregate Indebtedness" was $31,147 and $29,333, respectively, and "Net Capital" was $596,080 and $435,911, respectively, and its percent of aggregate indebtedness to net capital was 5.23% and 6.73%, respectively. Net capital exceeded minimum capital requirements by $496,080 and $335,911 at December 31, 2003 and 2002, respectively.

NOTE I - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan. The Plan covers substantially all full-time employees. The Board of Directors determines company contributions annually, and there is no requirement to match the employee contribution. The Company was required to make contributions during the years ended December 31, 2003 and 2002 because the Plan was deemed to be top heavy. Company contributions to the Plan for the years ended December 31, 2003 and 2002 were $14,068 and $25,573, respectively.

NOTE J - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

REGIONAL BROKERS, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	FOR THE YEARS ENDED DECEMBER 31, 2003	2002
Advertising	$ 4,674	$ 5,650
Business use and occupancy tax	23,283	21,907
Capital stock tax	2,372	2,627
Depreciation	14,382	18,079
Dues and subscriptions	104,996	69,897
Insurance	14,318	14,045
Insurance - officer's life	2,770	2,770
Internet expense	31,351	30,668
Legal and accounting fees	24,042	25,019
Office expense	12,114	12,058
Office supplies	12,607	7,226
Payroll taxes	6,981	7,366
Profit sharing	14,068	25,573
Regulatory fees	20,962	23,646
Rent	72,742	69,973
Repairs and maintenance	5,541	5,619
Salaries	87,265	101,415
Travel and entertainment	139,903	166,467
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 594,371	$ 610,005

SCHEDULE I

REGIONAL BROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31, 2003	DECEMBER 31, 2002
NET CAPITAL		
Total Stockholders' Equity	$ 808,739	$ 615,884
Deductions and/or Charges		
Nonallowable assets		
Funds in excess of required clearing deposits	202	277
Receivables - stockholders, officers, employees and other	122,529	113,693
Prepaid expenses	30,575	19,984
Property and equipment	38,448	22,307
Long-term investments	20,100	23,350
Security deposits	451	362
Net capital before haircuts on securities positions	596,434	435,911
Haircut on securities	354	-
Net Capital	$ 596,080	$ 435,911
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable	$ 30,771	$ 28,813
Accrued Expenses	376	520
Securities sold, not yet purchased	-	-
Total Aggregate Indebtedness	$ 31,147	$ 29,333
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital at 1500%	$ 496,080	$ 335,911
Excess Net Capital at 1000%	$ 496,080	$ 335,911
Ratio: Aggregate Indebtedness to Net Capital	.05 to 1	.07 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003 and 2002)		
Net capital as reported in Company's Part II (Unaudited) Focus Report	$ 596,282	$ 436,187
Net audit adjustments	(202)	(276)
Net capital	$ 596,080	$ 435,911

elko & Associates Ltd

Albert L. Elko
Michael J. Reinking
Joseph J. Glowacki
Robert G. Morlock
Marc R. Simmons
Michael Pozielli
Gregory D. Stratoti
Leonard V. Santivasi
John J. Nihill
Richard J. Thomas

A member of The elko Advisory Group LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Regional Brokers, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
2901 Jolly Road • Plymouth Meeting, PA 19462 • 610-279-9100 • Fax: 610-279-7100
608 North Broad Street, Suite 310 • Woodbury, NJ 08096 • 856-845-6660 • Fax: 856-845-7184

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

January 14, 2004